Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SUPPLEMENT NO. 12 DATED FEBRUARY 24, 2015

TO THE PROSPECTUS DATED JUNE 27, 2014

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated June 27, 2014 and Supplement No. 11, dated January 27, 2015. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	recent real property acquisition;

(3)	an update regarding our KeyBank Credit Facility;

(4)	an update regarding the management of Carter Validus Advisors II, LLC (the “Advisor”);

(5)	clarification related to provisions of our charter regarding Subtitle 8 of Title 3 of the Maryland General Corporation Law (the “MGCL”);

(6)	an update to the “Risk Factors” section of our prospectus; and

(7)	an update to the “Questions and Answers About This Offering” section of our prospectus.

Status of Our Public Offering

We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan (“the DRIP”), on May 29, 2014. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. As of February 19, 2015, we had accepted investors’ subscriptions for and issued approximately 11,522,000 shares of Class A common stock in the Offering, resulting in receipt of gross proceeds of approximately $114,302,000. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which, were satisfied on February 19, 2015. As of February 19, 2015, we had approximately $2,235,698,000 in Class A shares and Class T shares of common stock remaining in our Offering.

Recent Real Property Acquisition

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 8 of the prospectus and the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section beginning on page 117 of the prospectus:

On February 17, 2015, we, through a wholly-owned subsidiary of Carter Validus Operating Partnership II, LP (“CVOP II”), acquired 100% of the fee simple interest in an approximately 54,568 rentable square foot medical facility property (the “Heartland Rehabilitation Hospital”), located in the Kansas City, Missouri-Kansas metropolitan statistical area, for a purchase price of $24,579,302, plus closing costs. The seller, Overland Park Rehab, LP, is not affiliated with us, our Advisor, or our respective affiliates. We funded the purchase of the Heartland Rehabilitation Hospital using net proceeds from the Offering. In connection with the acquisition, we paid an acquisition fee of $491,586, or 2% of the purchase price, to our Advisor.

Description of Real Estate Investment

The Heartland Rehabilitation Hospital was constructed in 2014. As of February 17, 2015, the Heartland Rehabilitation Hospital was 100% leased to Heartland Rehabilitation Hospital, LLC, (“Heartland”).

In evaluating the Heartland Rehabilitation Hospital as potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operators of the facilities, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisition of the Heartland Rehabilitation Hospital:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor(1)	Initial Yield(2)	Average Yield(3)	Physical Occupancy
Heartland Rehabilitation Hospital	02/17/2015	2014	$24,579,302	$491,586	7.86%	9.55%	100.00%

(1)	Fees earned by sponsor include payments made to an affiliate of our Advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our Advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 88 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our Advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our Advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Heartland Rehabilitation Hospital is suitable for its present and intended purpose as a medical facility and adequately covered by insurance.

The Heartland Rehabilitation Hospital is located in the Kansas City, Missouri-Kansas metropolitan statistical area, and as such may compete with other medical facility properties for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our Advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Heartland Rehabilitation Hospital. Among other things, the property manager will have the authority to negotiate and enter into leases for the Heartland Rehabilitation Hospital on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the Heartland Rehabilitation Hospital in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section on page 117 of the prospectus:

The following table shows, as of the property’s acquisition date, the principal provisions of the lease terms for the sole tenant of the Heartland Rehabilitation Hospital:

Tenant	Renewal Options(1)	Current Annual Rent		Base Rent Per Square Foot	Lease Expiration
Heartland(2)	1/5 yr.	$1,932,225	(3)	$35.41	12/31/2034

(1)	Represents renewal option period/term of each option.
(2)	All of the operations and principal nature of business of the tenant are healthcare related. The tenant entered into a net lease pursuant to which the tenant is required to pay all operating expenses and capital expenditures of the building.
(3)	On January 1, 2016, and each 12-month anniversary thereafter during the term, annual rent increases by the greater of (i) 2% over the amount of annual base rent for the preceding 12-month period or (ii) the percentage increase in the CPI for all Urban Consumers during the immediately preceding 12-month period.

Depreciable Tax Basis

For 2014, the real estate taxes on the Heartland Rehabilitation Hospital were approximately $18,478. For federal income tax purposes, we estimate that the depreciable tax basis of the Heartland Rehabilitation Hospital will be approximately $22,121,372.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

KeyBank Credit Facility

The following information supplements and should be read in conjunction with, the discussion contained in the “Investment Objectives, Strategy and Policies” section beginning on page 104 of the prospectus:

On December 17, 2014, CVOP II and certain of our subsidiaries amended certain agreements related to our credit facility (the “KeyBank Credit Facility”) to increase the maximum commitments available under the KeyBank Credit Facility from $35,000,000 to an aggregate of up to $180,000,000, consisting of a revolving line of credit with a maturity date of December 17, 2017, subject to CVOP II’s right for two, 12-month extension periods (the “KeyBank Credit Facility Amendment”). Subject to certain conditions, the KeyBank Credit Facility can be increased to $400,000,000. The following table presents information on the properties in which CVOP II has pledged its security interests that serve as collateral for the KeyBank Credit Facility since January 27, 2015:

Entity(1)	Property(2)	Date Added	Pool Availability(3)
HCII-5100 Indian Creek Parkway, LLC	Heartland Rehabilitation Hospital	February 17, 2015	$13,109,119

(1)	CVOP II has assigned its rights under a property management agreement and advisory agreement of the entity as additional collateral to secure the KeyBank Credit Facility.
(2)	CVOP II has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Credit Facility Amendment.
(3)	The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the KeyBank Credit Facility Amendment.

As of the date of this prospectus supplement, CVOP II had $30,000,000 outstanding under the KeyBank Credit Facility and had a remaining aggregate pool availability of $35,047,000.

Update to the Management of Our Advisor

The disclosure below replaces in its entirety the biographical information of Patrick Miller contained in the “Management – Affiliated Companies – Dealer Manager” section beginning on page 85 of the prospectus:

Patrick Miller is a co-founder of SC Distributors, LLC and has served as its President since its formation in March 2009. Mr. Miller also served as the Executive Vice President of Carter Validus Advisors II, LLC from January 2013 until February 2015 and Executive Vice President of Carter/Validus Advisors, LLC from December 2009 to February 2015. He is co-founder and Managing Director of Strategic Capital Companies, LLC, a distribution and advisory business focused on marketing alternative investment products via professional financial intermediaries, which was formed in June 2009. Mr. Miller is responsible for overall strategy and new business development at Strategic Capital Companies, LLC. Mr. Miller has served as the Executive Vice President of SIC Advisors, LLC since April 2012 and of Trilinc Advisors, LLC since February 2013. In addition, Mr. Miller has served on the Board of Trustees for the Investment Program Association since June 2008. Prior to founding Strategic Capital Companies, LLC, he served as President of KBS Capital Markets Group, LLC, or KBS, since the company’s inception in October 2005. During his tenure, KBS raised approximately $1.7 billion in investment capital for KBS Real Estate Investment Trust and successfully launched KBS Real Estate Investment Trust II, Inc. From 2002 until joining KBS Capital Markets Group in October 2005, Mr. Miller served as President and Chief Executive Officer of Financial Campus, an online education and training company serving the financial services industry. He was responsible for facilitating the successful acquisition of the company by the Thomson Corporation in 2004. Mr. Miller also served as Chief Executive Officer of Equitable Distributors Inc., the wholesale distribution subsidiary of AXA Financial until 2001. Mr. Miller was elected Chief Executive Officer in 2000 after having joined Equitable Distributors at its inception in 1996 as President of the Wirehouse Division. Mr. Miller obtained a Bachelor of Arts from the University of California at Los Angeles in 1985.

Clarification Related to Provisions of Our Charter Regarding Subtitle 8 of Title 3 of the MGCL

The following information replaces in its entirety the second full paragraph on page 160 of the prospectus contained in the “Description of Securities – Subtitle 8” section of the prospectus:

Our charter provides that, at such time as we become eligible to make a Subtitle 8 election and except as may be provided by our board of directors in setting the terms of any class or series of preferred stock, we will elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. We have not elected to be subject to any of the other provisions of Subtitle 8. However, through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships provided that, the number is not fewer than three or more than ten.

Risk Factors

The following risk factor should be read in conjunction with, and supplements as appropriate, the discussion contained in the “Risk Factors – Risks Related to This Offering and Our Corporate Structure” section beginning on page 34 of the prospectus:

Your interest in us may be diluted if the price we pay in respect of shares repurchased under our share repurchase program exceeds the net asset value of our shares.

The prices we may pay for shares repurchased under our share repurchase program may exceed the net asset value of such shares at the time of repurchase. If this were to be the case, investors who do not elect or are unable to have some or all of their shares repurchased under our share repurchase program would suffer dilution in the value of their shares as a result of repurchases.

Questions and Answers About This Offering

The answer to the question “Will distributions to me be taxable as ordinary income?” contained in the “Questions and Answers About This Offering” section on page 3 of the prospectus is superseded in its entirety as follows:

A: Generally, unless your investment is held in a qualified tax-exempt account, distributions that you receive (not designated as capital gain dividends), including distributions reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are paid from our earnings and profits (as determined for U.S. federal income tax purposes). However, distributions that we designate as capital gain dividends generally will be taxable as long-term capital gain to the extent they do not exceed our actual net capital gain for the taxable year. Some portion of your distributions may not be subject to tax in the year in which they are received. The portion of your distribution that is not designated as a capital gain dividend and is in excess of our current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the adjusted tax basis of your investment, but not below zero, deferring such portion of your tax until your investment is sold or our company is liquidated, at which time you will be taxed at applicable capital gains rates. To the extent such portion of your distribution exceeds the adjusted basis of your investment, such excess will be treated as capital gain. Each investor’s tax considerations are different; therefore, you should consult with your own tax advisor and financial planners prior to making an investment in our shares. You also should review the section of this prospectus entitled “Federal Income Tax Considerations.”

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